Exhibit 99.1

CollPlant Reports First Quarter 2018 Financial Results and

Provides Business Update

Ness Ziona, May 24, 2018, CollPlant (NASDAQ:CLGN, TASE:CLGN), a regenerative medicine company utilizing its proprietary plant-based rhCollagen technology for tissue repair products (recombinant human, “rhCollagen”), today announced financial results for the first quarter ended March 31, 2018 and provided an update on the Company’s business developments. Certain metrics, including those expressed on an adjusted basis, are non-GAAP measures. See “Use of Non-IFRS (non-GAAP) Measures” below.

CollPlant reported revenues of $222,000 (NIS 779,000) for the first quarter of 2018. The Company ended the first quarter of 2018 with $3.9 million (NIS 13.8 million) in cash and cash equivalents, excluding an additional $1.0 million (NIS 3.5 million) that the Company received from Alpha Capital Anstalt (“Alpha”) at the end of April 2018, while comprehensive loss for the first quarter of 2018 was $2.1 million (NIS 7.2 million) on a GAAP basis, or adjusted comprehensive loss of $1.2 million (NIS 4.2 million), on a non-GAAP basis.

“During the first quarter of 2018, we made progress advancing our 3D bioprinting business. We continue to move forward with our development activities with various biotechnology and medical device companies that are using CollPlant’s rhCollagen based BioInk for the bioprinting of organs and tissues,” said Yehiel Tal, CollPlant’s Chief Executive Officer.

“CollPlant is also working with foundations and academic institutions, and during the first quarter of 2018, we announced that CollPlant is part of the Regenerative Medicine Development Organization’s (ReMDO) advanced biomanufacturing initiative for the development of a universal BioInk with tunable properties for 3D bioprinting of tissues and organs,” noted Mr. Tal.

“During the first quarter of 2018, we continued with the development of next generation dermal fillers for the aesthetic field. This month, we filed a provisional patent application with the U.S. Patent and Trademark Office for photocurable dermal fillers comprised of rhCollagen and hyaluronic acid, and are actively pursuing collaborations with key companies in this field,” added Mr. Tal.

“During the first quarter of 2018, we established a new rhCollagen production facility in Rehovot, Israel. This cGMP facility will be used for purification of rhCollagen and the formulation of end-products, including BioInks for 3D bioprinting. The facility includes clean rooms and dedicated production equipment to support the company’s commercial and R&D demand for the next few years. Furthermore, we expect the new facility to enable operational flexibility, cost reduction and process development. Consequently, we believe our competitiveness and profitability will be enhanced,” noted Mr. Tal.

“Additionally, during 2018 we continued to establish our position in the European market, with sales of our advanced wound care product (VergenixFG), and orthopedic product (VergenixSTR). Over time, we have received positive feedback from physicians who have treated patients with both products, and we are aiming to expand sales into new territories across Europe,” concluded Mr. Tal.

First Quarter 2018 Financial Results on IFRS basis (“GAAP”)

Revenues for the first three months ended March 31, 2018 increased by 309% to $222,000 (NIS 779,000), compared to $72,000 (NIS 252,000) in the first quarter of 2017. Revenues were derived from sales in the U.S. of CollPlant’s BioInk for development of 3D bioprinting of organs, as well as sales in Europe of CollPlant’s soft tissue repair matrix, VergenixSTR, for treating tendinopathy and its wound care product, VergenixFG.

The Company’s gross profit for the three months ended March 31, 2018 increased by 275% to $198,000 (NIS 693,000) compared to $72,000 (NIS 252,000) in the first quarter of 2017.

Total operating costs and expenses were $2.3 million (NIS 7.9 million) compared to $1.5 million (NIS 5.4 million) in the first quarter of 2017. The increase is mainly due to non-cash expenses of the fair market value attributed to services received through the securities purchase agreement with Alpha (the “Alpha Agreement”), which amounted to $435,000 (NIS 1.5 million) and an increase in non-cash share based compensation amounting to $154,000 (NIS 540,000).

Operating loss was $2.1 million (NIS 7.2 million) compared to an operating loss of $1.5 million (NIS 5.1 million) in the first quarter of 2017. Comprehensive loss for the first quarter of 2018 was $2.1 million (NIS 7.2 million), or $0.01 (NIS 0.04) per share, compared to a comprehensive loss of $1.5 million (NIS 5.2 million), or $0.01 (NIS 0.04) per share, for the first quarter of 2017.

Cash used in operating activities during the first quarter was $1.4 million (NIS 4.9 million) compared to $1.7 million (NIS 6.0 million) in the first quarter of 2017. As of March 31, 2018, cash and cash equivalents totaled $3.9 million (NIS 13.8 million). In addition, in April 2018, the Company received $1.0 million (NIS 3.5 million) from Alpha, as part of the third closing of the Alpha Agreement.

First Quarter 2018 Financial Results on Non-IFRS Basis (“non-GAAP”)

On a non-GAAP basis, the operating costs and expenses for the first quarter of 2018 were $1.5 million (NIS 5.3 million), compared to $1.4 (NIS 4.8 million) for the first quarter of 2017, while the comprehensive loss for the first quarter of 2018 was $1.2 million (NIS 4.2 million), or $0.01 (NIS 0.03) per share, compared to $1.3 million (NIS 4.6 million), or $0.01 (NIS 0.04) per share, for the first quarter of 2017. Non-GAAP measures exclude certain non-cash expenses. The table on page 8 includes a reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation reflects non-cash expenses in the amount of $853,000 (NIS 3.0 million) with respect to fair market value attributed to services received through the Alpha Agreement, recognition of unrecognized day one loss and share-based compensation to employees, directors and consultants in the first quarter of 2018.

Use of Non-IFRS (“non-GAAP”) Measures

This press release contains certain non-GAAP financial measures for operating costs and expenses, operating loss, comprehensive loss and basic and diluted comprehensive loss per share that exclude the effects of non-cash expense for fair market value attributed to services received through the Alpha Agreement, recognition of unrecognized day one loss, and share-based compensation to employees, directors and consultants. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's operating costs, comprehensive loss and loss per share, and to compare them to historical Company results.

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The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” table on page 8 in this press release. This accompanying table on page 8 has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

For the convenience of the reader, the amounts have been translated from NIS into U.S. dollars, at the representative rate of exchange as of March 31, 2018 (U.S. $1.00 = NIS 3.514).

The Company's consolidated financial results for the three months ended March 31, 2018 are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs, and our unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information about CollPlant, visit http://www.collplant.com

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Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Collplant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based Bioink, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting Collplant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that Collplant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and Collplant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:	IR Contact

Eran Rotem	Amato and Partners, LLC
Chief Financial Officer	90 Park Avenue, 17th Floor
Tel: + 972-73-2325600/612	New York, NY 10016
Email: Eran@collplant.com	admin@amatoandpartners.com

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CollPlant Holdings Ltd.

Consolidated Statements of Comprehensive Loss

(Unaudited)

	Convenience translation into USD
	Three months ended March 31,
	2018	2018	2017
	USD in thousands	NIS in thousands
Revenue	222	779	252
Cost of Revenue	24	86	-
Gross Profit	198	693	252

Operating costs and expenses:
Research and development expenses, net	1,272	4,467	4,042
General, administrative and marketing expenses	980	3,445	1,341
Total operating costs and expenses:	2,252	7,912	5,383
Operating loss	2,054	7,219	5,131
Financial income	(110)	(387)	-
Financial expenses	116	408	61
Financial expenses, net	6	21	61
Comprehensive loss	2,060	7,240	5,192
Basic and diluted loss per ordinary share (NIS/USD)	0.01	0.04	0.04
Weighted average ordinary shares outstanding	170,551,850	170,551,850	118,299,021

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CollPlant Holdings Ltd.

Consolidated Statements of Financial Position

(Unaudited)

	Convenience translation into USD
	March 31, 2018	March 31, 2018	December 31, 2017
	USD In thousands	NIS in thousands
Assets
Current assets:
Cash and cash equivalents	3,941	13,848	17,817
Accounts receivables:
Trade receivables	264	929	354
Other	553	1,945	3,543
Inventory	295	1,038	700
	5,053	17,760	22,414
Non-current assets:
Restricted deposit	145	510	503
Long term-receivables	45	157	92
Property and equipment, net	1,388	4,878	3,582
Intangible assets, net	401	1,408	1,454
	1,979	6,953	5,631
Total assets	7,032	24,713	28,045

Liabilities and equity
Current liabilities:
Accounts payable:
Trade payables	1,165	4,097	2,922
Accrued liabilities and other	485	1,705	1,996
	1,650	5,802	4,918
Non-current liabilities:
Debentures at fair value	-	-	12,639
Derivatives	48	169	141
Royalties to the Israel Innovation Authority	354	1,244	1,203
Long-term payables	-	-	61
	402	1,413	14,044
Commitments and contingent liabilities
Total liabilities	2,052	7,215	18,962

Equity:
Ordinary shares	1,459	5,128	4,998
Prepaid warrant	3,616	12,708	-
Additional paid in capital and warrants	51,270	180,160	178,467
Accumulated deficit	(51,365)	(180,498)	(174,382)
Total equity	4,980	17,498	9,083
Total liabilities and equity	7,032	24,713	28,045

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CollPlant Holdings Ltd.

 Appendices to the Consolidated Statements of Cash Flows

(Unaudited)

	Convenience translation into USD
	Three months ended March 31,
	2018	2018	2017
	USD In thousands	NIS In thousands
Cash flows used in operating activities:
Comprehensive loss for the period	(2,060)	(7,240)	(5,192)
Adjustments for:
Depreciation and amortization	85	298	352
Share-based compensation to employees, directors and consultants	320	1,124	585
Changes in fair market value of services received through the Alpha Agreement	435	1,530	-
Recognition of unrecognized day one loss	98	344	-
Exchange differences on cash and cash equivalents	(5)	(19)	76
Gain from changes in fair value of financial instruments	(70)	(247)	-
Exchange differences on restricted cash	2	(7)	30
	(1,199)	(4,217)	(4,149)
Changes in operating asset and liability items:
Increase in trade receivables	(164)	(575)	-
Increase in inventory	(96)	(338)	-
Decrease in other receivables (including long-term receivables)	-	3	304
Increase (decrease) in trade payables (including long-term payables)	109	384	(1,913)
Decrease in accrued liabilities and other payables	(83)	(291)	(147)
Increase (decrease) in royalties to the IIA	12	41	(64)
	(222)	(776)	(1,820)
Net cash used in operating activities	(1,421)	(4,993)	(5,969)

Cash flows from investing activities:
Purchase of property and equipment	(214)	(755)	(41)
Net cash used in investing activities	(214)	(755)	(41)
Cash flows from financing activities:
Proceeds from issuance of shares, less issuance expenses	519	1,823	6,788
Payments made for equipment on financing terms	(18)	(63)	(63)
Net cash provided by financing activities	501	1,760	6,725
Increase (Decrease) in cash and cash equivalents	(1,134)	(3,988)	715
Cash and cash equivalents at the beginning of the period	5,070	17,817	3,797
Exchange differences on cash and cash equivalents	5	19	(76)
Cash and cash equivalents at the end of the period	3,941	13,848	4,436
Appendix to the statement of cash flows
Non-cash investing activities:
Purchase of property and equipment against credit from trade payables	225	791

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CollPlant Holdings Ltd.

Reconciliation of GAAP to Non-GAAP Financial Measures

(Unaudited)

	Convenience translation into USD
	Three months ended March 31,
	2018	2018	2017
	USD In thousands	NIS in thousands
GAAP gross profit	198	693	252

GAAP operating costs and expenses:	2,252	7,912	5,383
Fair market value attributed to services received through the Alpha Agreement	435	1,530
Share-based compensation to employees, directors and consultants	320	1,124	585
Non-GAAP operating costs and expenses:	1,497	5,258	4,798

GAAP operating loss	2,054	7,219	5,131

Non-GAAP operating loss	1,299	4,564	4,546

GAAP Comprehensive loss	2,060	7,240	5,192
Fair market value attributed to services received through the Alpha Agreement	435	1,530	-
Recognition of unrecognized day one loss	98	344	-
Share-based compensation to employees, directors and consultants	320	1,124	585
Non-GAAP Comprehensive loss	1,207	4,242	4,607

GAAP Basic and diluted loss per ordinary share (NIS/USD)	0.01	0.04	0.04
Non-GAAP Basic and diluted loss per ordinary share (NIS/USD)	0.01	0.03	0.04

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